FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – three months ended June 30, 2016

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 28, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2016 (U.S. GAAP)

Date:	July 28, 2016
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the three months ended June 30
	2015		2016
	(Millions of yen, except per share data)
		% Change from June 30, 2014		% Change from June 30, 2015
Total revenue	508,448	10.0%	418,412	(17.7%)
Net revenue	424,032	14.3%	338,480	(20.2%)
Income before income taxes	106,012	105.2%	62,765	(40.8%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	68,742	246.1%	46,825	(31.9%)
Comprehensive income	89,646	612.7%	(46,781)	— %
Basic-Net income attributable to NHI shareholders per share (Yen)	19.11		13.00
Diluted-Net income attributable to NHI shareholders per share (Yen)	18.65		12.71
Return on shareholders’ equity-annualized	10.0%		7.0%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At June 30
	2016	2016
	(Millions of yen, except per share data)
Total assets	41,090,167	42,918,447
Total equity	2,743,015	2,699,280
Total NHI shareholders’ equity	2,700,239	2,642,277
Total NHI shareholders’ equity as a percentage of total assets	6.6%	6.2%
Total NHI shareholders’ equity per share (Yen)	748.32	736.47

1

2. Cash Dividends

	For the year ended March 31
	2016	2017	2017 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	10.00	—	Unconfirmed
At December 31	—	—	—
At March 31	3.00	—	Unconfirmed
For the year	13.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2017. Fiscal year 2017 Q2 and Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2017”.

3. Earnings Forecasts for the year ending March 31, 2017

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards : Yes
b)	Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2016	2016
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	214,170,602	234,811,125

	For the three months ended June 30
	2015	2016
Average number of shares outstanding (year-to-date)	3,596,764,719	3,600,920,503

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended June 30, 2016, an English translation of which the registrant plans to furnish on Form 6-K in due course.

2

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.4
(3) Consolidated Earnings Forecasts	P.4

2. Notes to the Summary Information	P.5

(1) Changes in Accounting Policies	P.5

3. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2015 (A)	June 30, 2016 (B)
Net revenue	424.0	338.5	(20.2)
Non-interest expenses	318.0	275.7	(13.3)

Income (loss) before income taxes	106.0	62.8	(40.8)
Income tax expense	36.4	15.8	(56.6)

Net income (loss)	69.6	47.0	(32.6)

Less: Net income (loss) attributable to noncontrolling interests	0.9	0.1	(83.5)

Net income (loss) attributable to NHI shareholders	68.7	46.8	(31.9)

Return on shareholders’ equity-annualized	10.0%	7.0%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 338.5 billion yen for the three months ended June 30, 2016, a decrease of 20.2% from the same period in the prior year. Non-interest expenses decreased by 13.3% from the same period in the prior year to 275.7 billion yen. Income before income taxes was 62.8 billion yen and net income attributable to NHI shareholders was 46.8 billion yen for the three months ended June 30, 2016.

Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2015 (A)	June 30, 2016 (B)
Net revenue	415.0	349.0	(15.9)
Non-interest expenses	318.0	275.7	(13.3)

Income (loss) before income taxes	97.0	73.3	(24.4)

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2016 was 349.0 billion yen, a decrease of 15.9% from the same period in the prior year. Non-interest expenses decreased by 13.3% from the same period in the prior year to 275.7 billion yen. Income before income taxes was 73.3 billion yen for the three months ended June 30, 2016. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2015 (A)	June 30, 2016 (B)
Net revenue	130.7	83.8	(35.9)
Non-interest expenses	79.8	75.1	(5.9)

Income (loss) before income taxes	50.9	8.7	(83.0)

Net revenue decreased by 35.9% from the same period in the prior year to 83.8 billion yen, primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expense decreased by 5.9% to 75.1 billion yen. As a result, income before income taxes decreased by 83.0% to 8.7 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2015 (A)	June 30, 2016 (B)
Net revenue	26.9	25.9	(3.7)
Non-interest expenses	15.2	13.7	(9.7)

Income (loss) before income taxes	11.7	12.2	4.2

Net revenue decreased by 3.7% from the same period in the prior year to 25.9 billion yen. Non-interest expense decreased by 9.7% to 13.7 billion yen. As a result, income before income taxes increased by 4.2% to 12.2 billion yen. Assets under management were 37.3 trillion yen as of June 30, 2016.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2015 (A)	June 30, 2016 (B)
Net revenue	205.2	190.9	(6.9)
Non-interest expenses	185.5	144.3	(22.2)

Income (loss) before income taxes	19.7	46.6	137.1

Net revenue decreased by 6.9% from the same period in the prior year to 190.9 billion yen. Non-interest expense decreased by 22.2% to 144.3 billion yen. As a result, income before income taxes increased by 137.1% from the same period in the prior year to 46.6 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2015 (A)	June 30, 2016 (B)
Net revenue	52.2	48.4	(7.3)
Non-interest expenses	37.5	42.6	13.6

Income (loss) before income taxes	14.7	5.8	(60.8)

Net revenue was 48.4 billion yen. Income before income taxes was 5.8 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2016 were 42,918.4 billion yen, an increase of 1,828.3 billion yen compared to March 31, 2016, mainly due to the increase in Securities purchased under agreements to resell and Trading assets. Total liabilities as of June 30, 2016 were 40,219.2 billion yen, an increase of 1,872.0 billion yen compared to March 31, 2016, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of June 30, 2016 was 2,699.3 billion yen, a decrease of 43.7 billion yen compared to March 31, 2016.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies (UNAUDITED)

Recognition and measurement of financial assets and financial liabilities

On April 1, 2016, Nomura early adopted the presentation change of own credit adjustments provided by Accounting Standards Update 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities.” Accordingly, unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) are now presented separately in other comprehensive income rather than through earnings. As a result of this adoption based on the modified retrospective application, the beginning balance of Retained earnings has been adjusted.

Consolidation analysis

On April 1, 2016, Nomura adopted Accounting Standard Update 2015-02 “Amendments to the Consolidation Analysis.” Accordingly, the consolidation guidance applied to certain investment companies, money market funds, qualifying real estate funds and similar entities has been changed. As a result of this adoption based on the modified retrospective application, the beginning balance of Noncontrolling interests has been adjusted.

Presentation of debt issuance costs

On April 1, 2016, Nomura adopted Accounting Standard Update 2015-03 “Simplifying the Presentation of Debt Issuance Costs.” Accordingly, debt issuance costs related to a recognized debt liability, which used to be presented as a separate asset, are now presented as a direct deduction from the carrying amount of that debt liability. These accounting changes have not had a material impact on Nomura’s consolidated financial statements.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 23, 2016) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 23, 2016) for the year ended March 31, 2016.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2016	June 30, 2016	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,476,261	1,950,897	(1,525,364)
Time deposits	196,632	163,039	(33,593)
Deposits with stock exchanges and other segregated cash	225,950	248,669	22,719

Total cash and cash deposits	3,898,843	2,362,605	(1,536,238)

Loans and receivables:
Loans receivable	1,605,603	1,484,536	(121,067)
Receivables from customers	210,844	181,942	(28,902)
Receivables from other than customers	1,156,608	1,516,854	360,246
Allowance for doubtful accounts	(3,477)	(3,533)	(56)

Total loans and receivables	2,969,578	3,179,799	210,221

Collateralized agreements:
Securities purchased under agreements to resell	9,205,165	11,189,830	1,984,665
Securities borrowed	5,872,495	5,760,815	(111,680)

Total collateralized agreements	15,077,660	16,950,645	1,872,985

Trading assets and private equity investments:
Trading assets*	16,379,424	17,519,194	1,139,770
Private equity investments	30,578	27,684	(2,894)

Total trading assets and private equity investments	16,410,002	17,546,878	1,136,876

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥402,599 million as of March 31, 2016 and ¥396,766 million as of June 30, 2016)	355,507	348,106	(7,401)
Non-trading debt securities*	870,812	879,487	8,675
Investments in equity securities*	137,970	123,854	(14,116)
Investments in and advances to affiliated companies*	395,284	391,031	(4,253)
Other	974,511	1,136,042	161,531

Total other assets	2,734,084	2,878,520	144,436

Total assets	41,090,167	42,918,447	1,828,280

*	Including securities pledged as collateral

Millions of yen
March 31, 2016	June 30, 2016	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	662,902	722,950	60,048
Payables and deposits:
Payables to customers	688,196	715,092	26,896
Payables to other than customers	1,337,931	1,736,240	398,309
Deposits received at banks	2,222,991	1,103,619	(1,119,372)

Total payables and deposits	4,249,118	3,554,951	(694,167)

Collateralized financing:
Securities sold under agreements to repurchase	14,192,309	17,102,372	2,910,063
Securities loaned	1,937,009	2,010,872	73,863
Other secured borrowings	476,273	402,893	(73,380)

Total collateralized financing	16,605,591	19,516,137	2,910,546

Trading liabilities	7,499,335	7,528,501	29,166
Other liabilities	1,200,647	1,137,392	(63,255)
Long-term borrowings	8,129,559	7,759,236	(370,323)

Total liabilities	38,347,152	40,219,167	1,872,015

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2016 and 3,822,562,601 shares as of June 30, 2016
Outstanding	-	3,608,391,999 shares as of March 31, 2016 and 3,587,751,476 shares as of June 30, 2016	594,493	594,493	—
Additional paid-in capital	692,706	689,859	(2,847)
Retained earnings	1,516,577	1,542,199	25,622
Accumulated other comprehensive income	44,980	(28,615)	(73,595)

Total NHI shareholders’ equity before treasury stock	2,848,756	2,797,936	(50,820)
Common stock held in treasury, at cost -
214,170,602 shares as of March 31, 2016 and
234,811,125 shares as of June 30, 2016	(148,517)	(155,659)	(7,142)

Total NHI shareholders’ equity	2,700,239	2,642,277	(57,962)

Noncontrolling interests	42,776	57,003	14,227

Total equity	2,743,015	2,699,280	(43,735)

Total liabilities and equity	41,090,167	42,918,447	1,828,280

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended
	June 30, 2015 (A)	June 30, 2016 (B)	(B-A)/(A)
Revenue:
Commissions	130,343	76,255	(41.5)
Fees from investment banking	24,497	17,313	(29.3)
Asset management and portfolio service fees	59,940	52,612	(12.2)
Net gain on trading	124,748	140,143	12.3
Gain (loss) on private equity investments	1,154	(13)	—
Interest and dividends	113,649	106,551	(6.2)
Gain (loss) on investments in equity securities	9,186	(9,966)	—
Other	44,931	35,517	(21.0)

Total revenue	508,448	418,412	(17.7)
Interest expense	84,416	79,932	(5.3)

Net revenue	424,032	338,480	(20.2)

Non-interest expenses:
Compensation and benefits	155,896	125,949	(19.2)
Commissions and floor brokerage	34,243	24,172	(29.4)
Information processing and communications	47,934	44,249	(7.7)
Occupancy and related depreciation	18,729	18,228	(2.7)
Business development expenses	8,330	8,296	(0.4)
Other	52,888	54,821	3.7

Total non-interest expenses	318,020	275,715	(13.3)

Income before income taxes	106,012	62,765	(40.8)
Income tax expense	36,368	15,791	(56.6)

Net income	69,644	46,974	(32.6)

Less: Net income attributable to noncontrolling interests	902	149	(83.5)

Net income attributable to NHI shareholders	68,742	46,825	(31.9)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	19.11	13.00	(32.0)

Diluted-
Net income attributable to NHI shareholders per share	18.65	12.71	(31.8)

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended
	June 30, 2015 (A)	June 30, 2016 (B)	(B-A)/(A)
Net income	69,644	46,974	(32.6)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	20,549	(81,335)	—
Deferred income taxes	(240)	4,678	—

Total	20,309	(76,657)	—

Defined benefit pension plans:
Pension liability adjustment	(522)	(333)	—
Deferred income taxes	330	57	(82.7)

Total	(192)	(276)	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(35)	(2,062)	—
Deferred income taxes	(80)	(429)	—

Total	(115)	(2,491)	—

Own Credit Adjustments:
Own Credit Adjustments:	—	(17,253)	—
Deferred income taxes	—	2,922	—

Total	—	(14,331)	—

Total other comprehensive income (loss)	20,002	(93,755)	—

Comprehensive income	89,646	(46,781)	—
Less: Comprehensive income attributable to noncontrolling interests	1,480	(717)	—

Comprehensive income attributable to NHI shareholders	88,166	(46,064)	—

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended
	June 30, 2015 (A)	June 30, 2016 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	130,689	83,751	(35.9)
Asset Management	26,917	25,934	(3.7)
Wholesale	205,184	190,932	(6.9)

Subtotal	362,790	300,617	(17.1)
Other	52,244	48,411	(7.3)

Net revenue	415,034	349,028	(15.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,548)	—

Net revenue	424,032	338,480	(20.2)

Non-interest expenses

Business segment information:
Retail	79,790	75,086	(5.9)
Asset Management	15,171	13,695	(9.7)
Wholesale	185,513	144,290	(22.2)

Subtotal	280,474	233,071	(16.9)
Other	37,546	42,644	13.6

Non-interest expenses	318,020	275,715	(13.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	318,020	275,715	(13.3)

Income (loss) before income taxes

Business segment information:
Retail	50,899	8,665	(83.0)
Asset Management	11,746	12,239	4.2
Wholesale	19,671	46,642	137.1

Subtotal	82,316	67,546	(17.9)
Other*	14,698	5,767	(60.8)

Income (loss) before income taxes	97,014	73,313	(24.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,548)	—

Income (loss) before income taxes	106,012	62,765	(40.8)

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2015 (A)	June 30, 2016 (B)
Net gain (loss) related to economic hedging transactions	(2,553)	11,974	—
Realized gain (loss) on investments in equity securities held for operating purposes	188	582	209.6
Equity in earnings of affiliates	13,831	1,058	(92.4)
Corporate items	(3,940)	(4,306)	—
Other	7,172	(3,541)	—

Total	14,698	5,767	(60.8)

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended
June 30, 2016
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	692,706
Issuance and exercise of common stock options	(2,847)

Balance at end of period	689,859

Retained earnings
Balance at beginning of year	1,516,577
Cumulative effect of change in accounting principle (1)	(19,294)
Net income attributable to NHI shareholders	46,825
Gain (loss) on sales of treasury stock	(1,909)

Balance at end of period	1,542,199

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	53,418
Net change during the period	(76,374)

Balance at end of period	(22,956)

Defined benefit pension plans
Balance at beginning of year	(33,325)
Pension liability adjustment	(276)

Balance at end of period	(33,601)

Non-trading securities
Balance at beginning of year	24,887
Net unrealized gain on non-trading securities	(1,908)

Balance at end of period	22,979

Own credit adjustments
Balance at beginning of year	—
Cumulative effect of change in accounting principle (1)	19,294
Own credit adjustments	(14,331)

Balance at end of period	4,963

Balance at end of period	(28,615)

Common stock held in treasury
Balance at beginning of year	(148,517)
Repurchases of common stock	(16,326)
Sale of common stock	0
Common stock issued to employees	9,184

Balance at end of period	(155,659)

Total NHI shareholders’ equity
Balance at end of period	2,642,277

Noncontrolling interests
Balance at beginning of year	42,776
Cumulative effect of change in accounting principle (1)	11,330
Net change during the period	2,897

Balance at end of period	57,003

Total equity
Balance at end of period	2,699,280

(1)	In relation to Cumulative effect of change in accounting principle, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2016
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016 (A)	June 30, 2016 (B)
Revenue:
Commissions	130,343	111,501	102,323	87,792	76,255	(13.1)	431,959
Fees from investment banking	24,497	44,867	20,016	28,953	17,313	(40.2)	118,333
Asset management and portfolio service fees	59,940	58,177	57,808	53,081	52,612	(0.9)	229,006
Net gain on trading	124,748	62,551	105,191	61,541	140,143	127.7	354,031
Gain (loss) on private equity investments	1,154	602	8,691	3,314	(13)	—	13,761
Interest and dividends	113,649	111,540	107,932	106,929	106,551	(0.4)	440,050
Gain (loss) on investments in equity securities	9,186	(10,882)	4,690	(23,498)	(9,966)	—	(20,504)
Other	44,931	39,551	27,875	44,103	35,517	(19.5)	156,460

Total revenue	508,448	417,907	434,526	362,215	418,412	15.5	1,723,096
Interest expense	84,416	81,303	79,627	82,069	79,932	(2.6)	327,415

Net revenue	424,032	336,604	354,899	280,146	338,480	20.8	1,395,681

Non-interest expenses:
Compensation and benefits	155,896	149,723	141,807	126,765	125,949	(0.6)	574,191
Commissions and floor brokerage	34,243	32,621	31,126	25,891	24,172	(6.6)	123,881
Information processing and communications	47,934	48,219	46,831	46,926	44,249	(5.7)	189,910
Occupancy and related depreciation	18,729	19,173	19,596	20,913	18,228	(12.8)	78,411
Business development expenses	8,330	8,454	9,330	9,778	8,296	(15.2)	35,892
Other	52,888	58,537	54,602	62,211	54,821	(11.9)	228,238

Total non-interest expenses	318,020	316,727	303,292	292,484	275,715	(5.7)	1,230,523

Income (loss) before income taxes	106,012	19,877	51,607	(12,338)	62,765	—	165,158
Income tax expense	36,368	(28,377)	16,048	(1,443)	15,791	—	22,596

Net income (loss)	69,644	48,254	35,559	(10,895)	46,974	—	142,562

Less: Net income attributable to noncontrolling interests	902	1,695	157	8,258	149	(98.2)	11,012

Net income (loss) attributable to NHI shareholders	68,742	46,559	35,402	(19,153)	46,825	—	131,550

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	19.11	12.95	9.83	(5.31)	13.00	—	36.53

Diluted-
Net income (loss) attributable to NHI shareholders per share	18.65	12.63	9.61	(5.33)	12.71	—	35.52

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2016
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016 (A)	June 30, 2016 (B)

Net revenue

Business segment information:
Retail	130,689	115,658	104,280	85,007	83,751	(1.5)	435,634
Asset Management	26,917	22,854	25,327	20,311	25,934	27.7	95,409
Wholesale	205,184	192,911	185,977	136,205	190,932	40.2	720,277

Subtotal	362,790	331,423	315,584	241,523	300,617	24.5	1,251,320
Other	52,244	16,080	34,589	62,139	48,411	(22.1)	165,052

Net revenue	415,034	347,503	350,173	303,662	349,028	14.9	1,416,372

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,899)	4,726	(23,516)	(10,548)	—	(20,691)

Net revenue	424,032	336,604	354,899	280,146	338,480	20.8	1,395,681

Non-interest expenses

Business segment information:
Retail	79,790	78,913	76,450	72,850	75,086	3.1	308,003
Asset Management	15,171	14,442	14,597	14,533	13,695	(5.8)	58,743
Wholesale	185,513	184,282	176,038	159,039	144,290	(9.3)	704,872

Subtotal	280,474	277,637	267,085	246,422	233,071	(5.4)	1,071,618
Other	37,546	39,090	36,207	46,062	42,644	(7.4)	158,905

Non-interest expenses	318,020	316,727	303,292	292,484	275,715	(5.7)	1,230,523

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	318,020	316,727	303,292	292,484	275,715	(5.7)	1,230,523

Income (loss) before income taxes

Business segment information:
Retail	50,899	36,745	27,830	12,157	8,665	(28.7)	127,631
Asset Management	11,746	8,412	10,730	5,778	12,239	111.8	36,666
Wholesale	19,671	8,629	9,939	(22,834)	46,642	—	15,405

Subtotal	82,316	53,786	48,499	(4,899)	67,546	—	179,702
Other*	14,698	(23,010)	(1,618)	16,077	5,767	(64.1)	6,147

Income (loss) before income taxes	97,014	30,776	46,881	11,178	73,313	555.9	185,849

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,899)	4,726	(23,516)	(10,548)	—	(20,691)

Income (loss) before income taxes	106,012	19,877	51,607	(12,338)	62,765	—	165,158

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2016
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016 (A)	June 30, 2016 (B)
Net gain (loss) related to economic hedging transactions	(2,553)	1,052	(627)	8,498	11,974	40.9	6,370
Realized gain (loss) on investments in equity securities held for operating purposes	188	17	(36)	18	582	—	187
Equity in earnings of affiliates	13,831	9,054	4,784	5,058	1,058	(79.1)	32,727
Corporate items	(3,940)	(39,985)	(3,171)	(5,218)	(4,306)	—	(52,314)
Other	7,172	6,852	(2,568)	7,721	(3,541)	—	19,177

Total	14,698	(23,010)	(1,618)	16,077	5,767	(64.1)	6,147

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2016	June 30, 2016
Assets
Current Assets	4,058,321	4,098,582
Fixed Assets	3,320,801	3,298,347

Total Assets	7,379,122	7,396,930

Liabilities
Current Liabilities	1,599,923	1,618,244
Long-term Liabilities	3,358,039	3,195,070

Total Liabilities	4,957,962	4,813,314

Net Assets
Shareholders’ equity	2,305,324	2,477,749
Valuation and translation adjustments	67,933	61,102
Stock acquisition rights	47,904	44,764

Total Net Assets	2,421,160	2,583,615

Total Liabilities and Net Assets	7,379,122	7,396,930

Nomura Holdings, Inc. Unconsolidated Statements of Income

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2015	June 30, 2016
Operating revenue	394,650	249,139
Operating expenses	55,177	55,387

Operating income	339,472	193,752

Non-operating income	2,753	1,852
Non-operating expenses	1,235	2,779

Ordinary income	340,989	192,826

Special profits	482	874
Special losses	28	77

Income before income taxes	341,443	193,623

Income taxes - current	2,941	1,220
Income taxes - deferred	521	98

Net income	337,982	192,305

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2017_1q.pdf